Mail Stop 3561

February 20, 2008

By U.S. Mail and facsimile to (408) 748-5119

Michael R. Splinter
President and Chief Executive Officer
Applied Materials, Inc.
3050 Bowers Avenue
Santa Clara, California 95054

Re: Applied Materials, Inc.
Definitive 14A
Filed February 14, 2007
File No.000-06920

Dear Mr. Splinter:

        We have reviewed your January 28, 2008 response to our comments of December 18, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

                                        Sincerely,

                                        Pam Howell
                                        Special Counsel